
Mail Stop 4628

April 8, 2016

<u>Via Email</u>
Christopher Weber
Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, TX 77046

> **Re: Parker Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Supplemental Response dated February 26, 2016**
> **File No. 001-07573**

Dear Mr. Weber:

We have reviewed your February 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2016 letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 12 – Reportable Segments, page 66</u>

1.   We note your response to prior comment 2. Please provide us with additional information comparing drilling services provided using company-owned rigs to drilling services provided using customer-owned rigs, including as it relates to the economic characteristics of each of these services.

2.   The supplemental information provided in response to prior comment 3 based on your five-year business plan appears to indicate that differences in gross margins of your U.S. and international rental tools operating segments will continue in future periods. Please tell us how the supplemental information you provided shows convergence for these operating segments. In addition, describe the specific factors that contribute to the expected differences in your margins and explain the contrasts in management's growth strategy between the markets in which you operate.

3.   In response to prior comment 4, you state that rig dayrates and gross margins reflect, among other factors, the costs required to satisfy contractual terms and conditions and the level of risk you assume. Please describe the extent to which there are differences in these factors within each country where you operate. Also, tell us whether contractual terms and conditions are typically similar for an individual customer. As part of your response, provide us with revenues and operating gross margins by operating segment for the each of the last five years.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources